GETTY REALTY

REMAINING FOCUSED

Annual Report

[illegible] FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

"The Company's FFO, AFFO and pre-tax earnings have increased [illegible] fiscal years."

	Year ended December 31,		
	2004	2003	2002
Revenues from rental properties	$66,331	$66,601	$67,157
Net earnings	39,352	36,887	36,463
Preferred stock dividends	—	2,538	6,150
Net earnings applicable to common shareholders	39,352	34,349	30,313
Diluted earnings per common share	1.59	1.49	1.44
Funds from Operations (a)	46,224	42,382	38,676
Diluted FFO per common share (a)	1.87	1.82	1.78
Adjusted Funds from Operations (a)	41,760	36,843	31,948
Diluted AFFO per common share (a)	1.69	1.59	1.51
Cash dividends declared per share:			
Preferred	—	[illegible]	[illegible]
Common	1.70	1.62	1.65

(a) In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also [illegible] ("FFO") and [illegible] ("AFFO") to measure our performance. FFO is generally considered to be [illegible] real estate investment trusts ("REITs") [illegible] net earnings before depreciation [illegible] real estate [illegible] operations [illegible]. Other REITs may use definitions of FFO and AFFO [illegible] and, accordingly, may not be comparable.

[illegible] FFO is helpful to investors because FFO excludes various items included in GAAP net earnings [illegible] operating performance [illegible] GAAP net earnings and FFO [illegible] rental properties [illegible] GAAP [illegible] Neither FFO nor AFFO represent cash [illegible] generally accepted accounting principles [illegible] FFO and [illegible]

REMAINING FOCUSED

Getty Realty Corp. (NYSE: GTY) was founded in 1955 and had its initial public offering of common stock in 1971. The Company historically operated as an integrated wholesale and retail marketer of motor fuels with ownership of gasoline stations and distribution assets. In 1997, we spun-off our petroleum marketing business to our shareholders as a separate NYSE-listed company, Getty Petroleum Marketing, Inc. ("Marketing"). In 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest integrated oil companies. Currently, our assets, revenues and income relate exclusively to properties that the Company leases to others.

As of December 31, 2004, we owned or leased 1,035 gasoline station/convenience stores and ten petroleum distribution terminals in thirteen states in the Eastern United States. We owned fee title to 795 of these properties, including seven petroleum distribution terminals, and leased the remaining 250 properties from third-party landlords, generally under long-term leases. Approximately 91% of our properties are leased on a long-term basis to Marketing. Additionally, we continue to own the Getty® trademark and trade name in the United States for use in connection with the petroleum marketing business, which are licensed by us to Marketing for their use.

The Company is the largest publicly-traded real estate investment trust in the United States specializing in the ownership and leasing of retail motor fuel and convenience store properties as well as petroleum distribution terminals.

"Every director, officer and employee of the Company is a shareholder."



REMAINING FOCUSED



Dear Fellow Shareholders,

As Chief Executive Officer and President, we lead a dedicated team at Getty Realty that remains focused upon the business objectives that are important to our shareholders. The team knows what is important to the shareholders of this Company, because we are aligned with our shareholders. WE ARE SHAREHOLDERS. Every director, officer and employee of the Company is a shareholder. In fact, the Company's three largest shareholders comprise a majority of the Company's Board of Directors and control a substantial percentage of the outstanding shares. With a significant stake in the Company's performance, our management team remains aligned with our shareholders and remains focused on the Company's continued success.

- We ***remained focused*** upon our funds from operations ("FFO") and adjusted funds from operations ("AFFO") and for the year ended December 31, 2004, we increased our FFO and AFFO by approximately $3.8 million and $4.9 million, respectively, over 2003. The Company's FFO, AFFO and pre-tax earnings have increased for each of the last four fiscal years. FFO and AFFO are defined and reconciled to net earnings in Selected Financial Data on page 7.
- We ***remained focused*** upon our quarterly dividends to shareholders and, for the year ended December 31, 2004, paid total dividends of $42.0 million, or $1.70 per common share, representing an average dividend yield to our shareholders of 6.65%, based on the average share price during 2004.
- We ***remained focused*** upon the quality of our property portfolio and, during 2004, acquired a total of 45 properties, for an aggregate purchase price of $29.8 million. These properties include the fee ownership of 8 properties that we had leased from third parties for many years, the acquisition of 36 quality retail motor fuel and convenience store properties in Connecticut and Rhode Island, and the acquisition of a petroleum distribution terminal in Rensselaer, New York.
- We ***remained focused*** upon the quality of our tenant pool and we leased the 36 newly acquired properties in Connecticut and Rhode Island on a triple-net basis to a leader in the retail motor fuel/convenience store industry. We estimate that the combined effect of the acquisition and triple-net lease transaction will be accretive to the Company's annual earnings by $0.04 per common share.
- We ***remained focused*** upon containing our operating expenses. However, as a result of litigation expenses and additional costs imposed by the Sarbanes-Oxley Act of 2002, over which we have little control, and a credit against insurance premiums that reduced costs in 2003, general and administrative expenses increased modestly during 2004.
- We ***remained focused*** upon effectively managing our environmental liabilities as well as reducing our annual net environmental spending and, again, successfully reduced expenses, net of recoveries from state underground storage tank funds. Environmental expenses net of estimated recoveries for the year

"We remained focused upon the quality of our property portfolio and, during 2004, acquired a total of 45 properties."

ended December 31, 2004 were $6.0 million, compared to $7.6 million for 2003. Environmental expenses include a net change in estimated environmental costs and accretion expense aggregating $3.3 million for the year ended December 31, 2004, which is a $2.1 million decrease compared to 2003. Also in 2004, we received 38 additional no further action letters. All of this is consistent with our current business plan. Additionally, the tenant who has leased the 36 newly acquired properties in Connecticut and Rhode Island has assumed all responsibility for environmental conditions and compliance in connection with those properties.

Net earnings for the year ended December 31, 2004 were $39.4 million, as compared with $36.9 million in 2003. Diluted earnings per common share for the year ended December 31, 2004 were $1.59, as compared to $1.49 for the prior year.

FFO for the year ended December 31, 2004 was $46.2 million, compared to $42.4 million in 2003. AFFO, which eliminates the impact of straight-line rent, for the year ended December 31, 2004 was $41.8 million, compared to $36.8 million for the prior year. The increases in FFO and AFFO were principally due to the reduction in preferred stock dividends as a result of the conversion of 2.8 million shares of outstanding preferred stock into 3.2 million shares of common stock and the redemption of the remaining outstanding shares of preferred stock in the quarter ended September 30, 2003. AFFO also increased due to a $1.1 million reduction in straight-line rent. FFO and AFFO per diluted common share for the year ended December 31, 2004 were $1.87 and $1.69, respectively, compared to $1.82 and $1.59, respectively, in 2003. We believe that AFFO more accurately reflects the economic impact of scheduled rent increases and, consequently, is a significant factor in the analysis of our operating and financial performance.

We ***remained focused*** upon enhancing the inherent value of our real estate portfolio. In addition to the acquisition of 36 quality properties in the November transaction, we acquired fee ownership of 9 additional quality properties during the year, 8 of which had been leased by the company. The acquisition of the fee ownership of our leased properties reduces our rent expense (eliminates future rent escalations) and, thus, increases our net earnings currently and on a going-forward basis. During the year, we sold 8 locations that no longer enhanced our portfolio, realizing a gain of $618,000 over our net book value. In order to defer recognition of the taxable gain, we used section 1031 exchanges under the Internal Revenue Code.

We ***remained focused*** upon corporate governance, principally our responsibility to our shareholders, and are pleased to confirm that we have completed the implementation of all policies and procedures required to maintain our compliance with the rules of the New York Stock Exchange and the requirements imposed upon public companies under the Sarbanes-Oxley Act. We enhanced controls and systems for accounting and financial reporting, income tax compliance, regulatory compliance as well as shareholder relations.

We ***remained focused*** upon delivering increased value to our shareholders, as reflected in our market capitalization. In 2004, our Company's common shares increased in value, with a market capitalization of $709.5 million as of December 31, 2004. Aggregate cash dividends in the amount of $42.0 million were paid in year 2004. Approximately 24% of the dividends paid to common shareholders were non-taxable distributions.

We will ***remain focused*** in 2005 upon preserving and enhancing shareholder value and pursuing opportunistic transactions that will increase and improve our tenant and asset base and be accretive to our earnings, FFO and AFFO without jeopardizing our liquidity or flexibility. We endeavor to acquire viable, quality properties, with the intention that they will be leased to tenants on a net basis, so that operating expenses and liabilities



Leo Liebowitz



Andrew M. Smith

will be the primary obligations of our tenants. In this regard we are pleased with the Company's accomplishments in the first quarter.

- Acquisition of 23 Fee Properties—On March 25, 2005, the Company acquired 23 fee properties in Virginia for approximately $29.0 million. These are high quality retail motor fuel/convenience store properties that are operated by a leader in the industry. Upon the completion of the acquisition, the current operator has entered into a new, long term, triple-net lease with the Company for all of the properties. Pursuant to the lease, the operator assumed responsibility for all environmental conditions and compliance at the properties.

- Increased Dividend—On February 24, 2005, our Board of Directors declared the first of this year's regular quarterly cash dividends to common shareholders in the amount of $0.435 per share, payable on April 14, 2005 to holders of record on March 31, 2005. This is an increase of $0.01 per share over the prior quarterly Common Stock dividend.

- Credit Facility—On March 14, 2005, the Company entered into a Commitment Letter with JPMorgan Chase Bank for an unsecured three-year senior revolving credit facility in the aggregate amount of $100.0 million, which we anticipate will replace the Company's current $25.0 million uncommitted line of credit that expires in June. The Company expects to have the option to increase the Credit Facility by $25.0 million (for a total facility of $125.0 million) and to extend the terms of the Credit Facility for an additional year. While the Commitment Letter is non-binding, is subject to JP Morgan's completion of a syndication of a substantial portion of the Credit Facility, and execution of definitive agreements containing customary terms and conditions, we believe that the Credit Facility will be committed and available to us in the second quarter of 2005. It is expected that the Credit Facility will provide the Company with a committed line of credit for working capital, that can be used by the Company to "bridge" the receipt of cash flow, and also will provide the Company with committed funds, at competitive LIBOR-based rates, that can be utilized for acquisitions.

We continue to be pleased with our Company's performance. We believe that the Company is well positioned to continue its profitability and grow intelligently. We are confident, more than ever before, that we will develop opportunities accretive to our future earnings, and ***REMAIN FOCUSED*** to take advantage of those opportunities, for the benefit of our fellow shareholders.

In conclusion, on behalf of the officers and the entire Getty team, we wish to thank the members of our Board of Directors for their support and guidance and you, our fellow shareholders, for your continued confidence.

Sincerely,

Leo Liebowitz
Chief Executive Officer

Andrew M. Smith
President

"Aggregate cash dividends in the [illegible] were paid in year 2004. Approximately 24% of the [illegible] shareholders were non-taxable distributions."



Adjusted Funds From Operations & Funds From Operations
(in millions)



$50
40
30
20
10
0
2001
2002
2003
2004
Adjusted Funds From Operations
Funds From Operations

Market Capitalization
(in millions)



$800
700
600
500
400
300
200
100
0
2001
2002
2003
2004

Annual Common Dividends
(per share)



$2.00
1.50
1.00
0.50
0
2001
2002
2003
2004

SELECTED FINANCIAL DATA

(in thousands, except per share amounts and number of properties)

	For the years ended December 31,				For the eleven months ended December 31,
	2004	2003	2002	2001	2000*(a)*
Operating Data:					
Revenues from rental properties	**$ 66,331**	$ 66,601	$ 67,157	$ 68,322	$ 53,916
Earnings before income taxes	**39,352**	36,887	36,163	32,083	18,950
(Benefit) provision for income taxes	**—**	—	—	(36,648)*(b)*	7,875
Net earnings	**39,352**	36,887	36,163	68,731	11,075
Diluted earnings per common share	**1.59**	1.49*(c)*	1.44	3.18	.47
Diluted weighted average common shares outstanding	**24,721**	23,082	21,446	16,244	12,818
Cash dividends declared per share:					
Preferred	**—**	1.159	1.866	5.975*(d)*	1.775
Common	**1.700**	1.675	1.650	5.275*(d)*	.60
Funds From Operations *(e)*:					
Earnings before income taxes	**39,352**	36,887	36,163	32,083	18,950
Preferred stock dividends	**—**	(2,538)	(5,350)	(5,088)*(f)*	(5,098)
Earnings before income taxes applicable to common shareholders	**39,352**	34,349	30,813	26,995	13,852
Depreciation and amortization	**7,490**	8,411	9,016	9,281	9,196
Gains on sales of real estate	**(618)**	(928)	(1,153)	(990)	(1,106)
Cumulative effect of accounting change	**—**	550	—	—	—
Funds from operations available to common shareholders	**46,224**	42,382	38,676	35,286	21,942
Straight-line rent	**(4,464)**	(5,537)	(6,728)	(8,388)	—
Adjusted funds from operations available to common shareholders	**41,760**	36,845	31,948	26,898	21,942
Balance Sheet Data (at end of period):					
Real estate before accumulated depreciation and amortization	**346,590**	318,222	308,054	311,352	313,037
Total assets	**290,728**	272,003	282,491	288,188	255,725
Total debt	**24,509**	844	923	997	49,969
Shareholders' equity	**225,503**	228,025	233,426	237,773	128,099
Number of Properties:					
Owned	**795**	772	739	744	733
Leased	**250**	256	310	335	344
Total properties	**1,045**	1,028	1,049	1,079	1,097

(a) The Company's fiscal year end changed to December 31 from January 31, effective December 31, 2000.

(b) Represents a tax benefit due to the reversal of previously accrued income taxes that the Company would no longer be required to pay as a REIT.

(c) Diluted earnings per common share of $1.51 before the impact of the cumulative effect of accounting change.

(d) Includes $4.20 and $4.15 per share "earnings and profits" cash distribution paid on August 2, 2001 to preferred and common shareholders, respectively.

(e) In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations available to common shareholders ("FFO") and adjusted funds from operations available to common shareholders ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of real estate investment trusts ("REITs"). FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization, gains or losses on sales of real estate, non-FFO items reported in discontinued operations, extraordinary items, and cumulative effect of accounting changes. Other REITs may use definitions of FFO and AFFO that are different than ours and, accordingly, may not be comparable.

We believe that FFO is helpful to investors because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property sales and depreciation and amortization. In our case, however, GAAP net earnings and FFO include the significant impact of straight-line rent on our recognition of revenue from rental properties, which largely results from 2% annual rental increases scheduled under a master lease. In accordance with GAAP, the aggregate minimum rent due over the initial fifteen year term of the master lease is recognized on a straight-line basis rather than when due. As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rent. In management's view, AFFO provides a more accurate depiction of the impact of the scheduled rent increases under the master lease than FFO. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore should not be considered an alternative for GAAP net earnings or as a measure of liquidity. The provision (benefit) for income taxes has been excluded in calculating FFO and AFFO in 2001 and 2000 in order make the comparison to these earlier periods more meaningful.

(f) Excludes $4.20 per share "earnings and profits" cash distribution paid on August 2, 2001 to preferred shareholders.

General

We are a real estate investment trust specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. We elected to be taxed as a REIT under the federal income tax laws beginning January 1, 2001. As a REIT, we are not subject to federal corporate income tax on the taxable income we distribute to our shareholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year.

We lease or sublet our properties primarily to distributors and retailers engaged in the sale of gasoline and other motor fuel products, convenience store products and automotive repair services. Nearly all of our properties are leased or sublet to third-party operators who are responsible for the payment of taxes, maintenance, repair, insurance and other operating expenses and for managing the actual operations conducted at these properties. Nine hundred forty-nine of our one thousand forty-five properties are leased on a long-term basis under a master lease (the "Master Lease") and a coterminous supplemental lease for one property, (collectively the "Marketing Leases") to Getty Petroleum Marketing Inc. ("Marketing") which was spun-off to our shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil ("Lukoil"), one of Russia's largest integrated oil companies.

We rely on revenues from leasing retail motor fuel and convenience store properties and petroleum distribution terminals, primarily to Marketing, for substantially all of our revenues (95.5% for the year ended December 31, 2004). Accordingly, our rental revenues will be dependent to a large degree on the economic performance of Marketing and of the petroleum marketing industry and any factor that adversely affects Marketing or our other lessees may have a material adverse effect on our financial condition and results of operations. In the event that Marketing cannot or will not perform its obligations under the Marketing Leases with us, our financial condition and results of operations would be materially adversely affected. Although Marketing is a wholly owned subsidiary of Lukoil, no assurance can be given that Lukoil will cause Marketing to fulfill any of its obligations under the Marketing Leases.

We periodically receive and review Marketing's financial statements and other financial data. We receive this information from Marketing pursuant to the terms of the Master Lease. This information is not publicly available and the terms of the Master Lease prohibit us from including this financial information in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q or in our Annual Report to Shareholders. The financial performance of Marketing may deteriorate, and Marketing may ultimately default on its monetary obligations to us before we receive financial information from Marketing that would indicate the deterioration or before we would have the opportunity to advise our shareholders of any increased risk of default.

Certain financial and other information concerning Marketing is available from Dun & Bradstreet and may be accessed by their web site (www.dnbsearch.com) upon payment of their fee.

If Marketing does not fulfill its monetary obligations to us under the Marketing Leases, our financial condition and results of operations will be materially adversely affected. Based on our review of the financial statements and other financial data Marketing has provided to us to date, we believe that Marketing has the ability to make its rent payments to us under the Marketing Leases timely when due.

In August 2003, we called for redemption of all our outstanding preferred stock. Prior to the September 24, 2003 redemption date, shareholders with 98% of the preferred stock exercised their right to convert their shares of preferred stock into 3.2 million shares of common stock. The remaining shares of outstanding preferred stock were redeemed for an aggregate amount, including accrued dividends through the call date, of $1.2 million.

We manage our business to enhance the value of our real estate portfolio and, as a REIT, place particular emphasis on minimizing risk and generating cash sufficient to make required distributions to shareholders of at least 90% of our taxable income each year. In addition to measurements defined by generally accepted accounting principles ("GAAP"), our management also focuses on funds from operations available to common shareholders ("FFO") and adjusted funds from operations available to common shareholders ("AFFO") to measure our performance. FFO is generally considered to be an appropriate supplemental non-GAAP measure of performance of REITs. FFO is defined by the National Association of Real Estate Investment Trusts as net earnings before depreciation and amortization, gains or losses on sales of real estate, non-FFO items reported in discontinued operations, extraordinary items and cumulative effect of accounting changes. Other REITs may use definitions of FFO and AFFO that are different than ours and, accordingly, may not be comparable.

We believe that FFO is helpful to investors in measuring our performance because FFO excludes various items included in GAAP net earnings that do not relate to, or are not indicative of, our fundamental operating performance such as gains or losses from property sales and depreciation and amortization. In our case, however, GAAP net earnings and FFO include the significant impact of straight-line rent on our recognition of revenues from rental properties, which largely results from 2% annual rental increases scheduled under the Master Lease. In accordance with GAAP, the aggregate minimum rent due over the initial fifteen-year term of the Master Lease is recognized on a straight-line basis rather than when due. As a result, management pays particular attention to AFFO, a supplemental non-GAAP performance measure that we define as FFO less straight-line rent. In management's view, AFFO provides a more accurate depiction of the impact of scheduled rent increases under the Master Lease, than FFO. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with generally accepted accounting principles and therefore should not be considered an alternative for GAAP net earnings or as a measure of liquidity. FFO and AFFO are reconciled to net earnings in Selected Financial Data on page 7.

Results of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues from rental properties for the year ended December 31, 2004 were $66.3 million compared to $66.6 million for 2003. We received approximately $58.9 million in 2004 and $58.7 million in 2003 of rent from properties leased to Marketing under the Marketing Leases. We also received rent of $2.9 million in 2004 and $2.3 million in 2003 from other tenants. The increase in rent received was primarily due to $0.5 million of rent from properties acquired in November 2004 and rent escalations, and was partially offset by the effect of lease terminations and property dispositions. In addition, revenues from rental properties include $4.5 million in 2004 and $5.5 million in 2003 of deferred rental revenue recognized as required by GAAP, primarily related to the 2% future annual rent increases due from Marketing under the terms of the Master Lease. The aggregate minimum rent due over the initial fifteen-year term of the Master Lease is recognized on a straight-line basis rather than when due.

Rental property expenses, which are principally comprised of rent expense and real estate and other state and local taxes, were $9.8 million for 2004, a decrease of $0.8 million from 2003. The decrease was primarily due to a reduction in rent expense of $0.8 million as a result of the full year impact of 43 lease purchase options exercised in 2003 and an additional 8 lease purchase options exercised in 2004, partially offset by $0.1 million of rent expense from leasehold interests acquired in November 2004.

Environmental expenses for 2004 were $6.0 million, a decrease of $1.6 million from 2003. Environmental expenses for 2004 include a net change in estimated remediation costs and accretion expense aggregating $3.3 million, a $2.1 million decrease from the prior year. The decrease in the net change in estimated environmental costs was principally due to increases in expected recoveries from underground storage tank funds related to both past and future environmental spending partially offset by increases in changes in estimated remediation costs. The decrease in the net change in estimated remediation costs was partially offset by an increase in the amount accrued for environmental litigation of $0.5 million.

General and administrative expenses for 2004 were $5.0 million compared to $4.1 million for 2003. The increase was primarily caused by approximately $0.4 million of higher legal and audit expenses, including internal controls review costs, incurred in 2004, primarily due to compliance with various requirements the Sarbanes-Oxley Act of 2002. The increase was also due to a smaller credit to insurance loss reserves recorded in 2004 as compared to 2003 and higher insurance premiums. A credit of $0.5 million was recorded in 2003 and a smaller credit of $0.3 million was recorded in 2004. The insurance loss reserves were established under our self funded insurance program that was terminated in 1997.

Depreciation and amortization expense for 2004 was $7.5 million, a decrease of $0.9 million from 2003, as a result of certain assets becoming fully depreciated and dispositions of properties, partially offset by $0.2 million of depreciation and amortization expense on properties and leasehold interests acquired in November 2004.

Other income was $1.5 million for 2004 as compared with $1.7 million for 2003. The $0.2 million decrease was due to lower gains on dispositions of properties, investment income and other items, partially offset by $0.4 million of income recorded in the fourth quarter of 2004 due to the elimination of reserves for late paying mortgage note receivable accounts and late fees recognized related to mortgage notes that were renegotiated in 2004 and are now current.

The cumulative effect of accounting change recorded for 2003 is due to the adoption of Statement of Financial Accounting Standards No. ("SFAS") 143 effective January 1, 2003. Accrued environmental remediation costs and the related recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $0.6 million in 2003 (see "Environmental Matters" below).

As a result, our net earnings of $39.4 million in 2004 increased $2.5 million, or 6.7%, over 2003 due to the items discussed above. FFO increased $3.8 million, or 9.1%, to $46.2 million in 2004, principally due to the elimination of $2.5 million in preferred stock dividends partially offset by the impact of lower depreciation expense recorded in 2004 and the one-time accounting charge recorded in 2003. The preferred stock dividends were eliminated as a result of the conversion of 98% of our outstanding convertible preferred stock into 3.2 million common shares and the redemption of the remaining preferred shares in September 2003. AFFO increased $4.9 million, or 13.3%, to $41.8 million in 2004. AFFO increased more than FFO on both a dollar and percentage basis due to $1.1 million in lower deferred rental revenues (which are included in FFO, but excluded from AFFO) recorded in 2004 as compared to 2003.

Diluted earnings per common share in 2004 increased 6.7% to $1.59 per share, as compared to $1.49 per share in 2003. Diluted FFO per common share increased 2.8% to $1.87 per share in 2004, as compared to $1.82 per share in 2003 and diluted AFFO per common share increased 6.3% to $1.69 per share in 2004, as compared to $1.59 per share in 2003. The percentage changes in FFO per common share and AFFO per common share are different than the respective percentage changes in FFO and AFFO, when compared to the prior year period, since the diluted per share amounts for 2004 reflect the actual September 2003 conversion and redemption of our preferred shares discussed above, while the per share amounts for 2003 reflect the assumed conversion of our outstanding preferred stock as if the conversion had occurred at the beginning of the year. Accordingly, preferred stock dividends of $2.5 million were added back to FFO and AFFO in calculating FFO and AFFO per share amounts in 2003. The effect of the potential dilution from the assumed conversion utilizing the two class method in computing earnings per share would have been anti-dilutive and was not assumed. There were no preferred shares outstanding during the year ended 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues from rental properties for the year ended December 31, 2003 were $66.6 million compared to $67.2 million for 2002. We received approximately $58.7 million in 2003 and $58.1 million in 2002 of rent from properties leased to Marketing under the Master Lease. We also received rent of $2.3 million in 2003 and 2002 from other tenants. The increase in rent received was primarily due to rent escalations and was partially offset by the effect of lease terminations and property dispositions. In addition, revenues from rental properties include $5.5 million in 2003 and $6.7 million in 2002 of deferred rental revenue.

Rental property expenses, were $10.7 million for 2003, a decrease of $1.3 million from 2002. The decrease was primarily due to a reduction in rent expense of $1.1 million as a result of the exercise of 43 lease purchase options, including the acquisition of 41 leased properties in May 2003 for an aggregate purchase price of approximately $13.0 million.

Environmental expenses for 2003 were $7.6 million, a decrease of $1.1 million from 2002. Environmental expenses for 2003 include $4.2 million for the net change in estimated environmental costs, as compared to $6.7 million for the prior period. The decrease in the net change in estimated environmental costs from 2002 to 2003 of $2.5 million was due to a required change in the method used to account for estimated environmental costs and estimated recoveries from underground storage tank funds beginning in 2003, partially offset by related accretion expense of $1.3 million recorded in the current period. Effective January 1, 2003, environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value (see "Environmental Matters" below). The net change in estimated environmental costs for 2003 of $4.2 million is primarily due to reductions in recovery rates used to estimate recoveries from underground storage tank remediation funds based on recent experience with the funds, partially offset by reductions in estimated environmental expenses.

General and administrative expenses for 2003 were $4.1 million compared to $3.7 million for 2002. The increase was also due to a smaller credit to insurance loss reserves recorded in 2003 as compared to 2002. A credit of $0.9 million was recorded in 2002 and a smaller credit of $0.5 million was recorded in 2003. The insurance loss reserves were established under our self funded insurance program that was terminated in 1997.

Depreciation and amortization for 2003 was $8.4 million, a decrease of $0.6 million from 2002, as a result of certain assets becoming fully depreciated and dispositions of properties.

Other income was $1.7 million for 2003 as compared with $2.5 million for 2002. The $0.8 million decrease was due to lower gains on dispositions of properties, investment income and other items.

The cumulative effect of accounting change recorded for 2003 is due to the adoption of SFAS 143 effective January 1, 2003. Accrued environmental remediation costs and the related recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $0.6 million (see "Environmental Matters" below).

As a result, our net earnings were $36.9 million in 2003, an increase of 2.0% over 2002, while FFO increased 9.6% to $42.4 million in 2003 and AFFO (defined as FFO minus straight-line rent) increased 15.3% to $36.8 million during the period. AFFO increased more than FFO on both a dollar and percentage basis due to the $1.2 million reduction in deferred rental revenues recorded in 2003 compared to 2002, which are included in FFO but excluded from AFFO. The increases in FFO and AFFO were partially due to the reduction in preferred stock dividends as a result of the conversion and redemption of our outstanding preferred stock in the quarter ended September 30, 2003. Diluted earnings per common share in 2003 increased 3.5% to $1.49 compared to $1.44 in 2002, while FFO per common share and AFFO per common share increased 2.2% and 5.3% to $1.82 and $1.59, respectively. The increases in net earnings, FFO and AFFO per common share were partly offset by an increase in the weighted number of common shares outstanding in calculating per share amounts, principally due to the conversion of preferred shares into 3.2 million common shares.

Liquidity and Capital Resources

Our principal sources of liquidity are available cash and equivalents, the cash flows from our business and a short-term uncommitted line of credit with JPMorgan Chase Bank ("JPMorgan"). Management believes that dividend payments and cash requirements for our business for the next twelve months, including environmental remediation expenditures, capital expenditures and debt service, can be met by cash flows from operations, available cash and equivalents and the credit line. However, we intend to borrow funds to complete the pending acquisition. See "Subsequent Events" below. As of December 31, 2003, we had a line of credit amounting to $25.0 million. Total borrowings outstanding under the uncommitted line of credit at December 31, 2004 were $24.0 million and an additional $0.2 million was utilized for outstanding letters of credit. Borrowings under the line of credit are unsecured and bear interest at the prime rate or, at our option, LIBOR plus 1.25%. The line of credit is subject to annual renewal in June 2005 at the discretion of the bank. In March 2005, we entered into a non-binding Commitment Letter with JPMorgan for an unsecured three-year senior revolving credit facility ("Credit Facility") in the aggregate amount of $100.0 million which we anticipate will replace the outstanding $25.0 million uncommitted line of credit. We intend to use the Credit Facility to repay borrowings outstanding under the uncommitted line of credit and to provide funds for the pending acquisition. We expect that the remaining unused availability will approximate $55.0 million and will be available for general corporate purposes, including acquisitions. See "Subsequent Events" below.

We elected to be taxed as a REIT under the federal income tax laws with the year beginning January 1, 2001. As a REIT, we are required, among other things, to distribute at least 90% of our taxable income to shareholders each year. Payment of dividends is subject to market conditions, our financial condition and other factors, and therefore cannot be assured. Dividends declared for our common and preferred shareholders aggregated $42.0 million, $41.2 million and $40.7 million for 2004, 2003 and 2002, respectively.

We declared common stock dividends of $0.425 per share for the four quarters of 2004 and the last two quarters of 2003. Common stock dividends were $0.4125 per share for the first two quarters of 2003 and for the four quarters of 2002. The Board of Directors declared a common stock dividend of $0.435 per share in February 2005, which is an increase of $0.01 per share over the prior quarter. We presently intend to pay common stock dividends of $0.435 per quarter ($1.74 per share on an annual basis).

In August 2003, we notified holders of Series A Participating Convertible Redeemable Preferred Stock that the preferred stock would be redeemed on September 24, 2003 for $25.00 per share plus a mandatory redemption dividend of $0.271 per share. Prior to the redemption date, shareholders with 98% of the preferred stock exercised their right to convert 2,816,919 shares of preferred stock into 3,186,355 shares of common stock at the conversion rate of 1.1312 shares of common stock for each share of preferred stock so converted, and received cash in lieu of fractional shares of common stock. The remaining 48,849 shares of the outstanding preferred stock were redeemed for $1.2 million which included accrued dividends through the call date. The preferred stock ceased accruing dividends and trading on the NYSE in September 2003. In addition to the mandatory redemption dividend, we declared quarterly cash preferred stock dividends of $0.44375 per share for the first two quarters of 2003, and for the first three quarters of 2002. The preferred stock dividend for the fourth quarter of 2002 was $0.53523 per share.

In order to initially qualify for REIT status, we were required to make a distribution to shareholders in an amount at least equal to our accumulated earnings and profits from the years we operated as a taxable corporation. A special one-time earnings and profits distribution was paid in August 2001 to holders of Getty common stock and preferred stock. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that our accumulated earnings and profits were greater than the amount distributed in 2001, we may fail to qualify as a REIT; however, we may avoid losing our REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. We may have to borrow money or sell assets to pay such a deficiency dividend.

Since we generally lease our properties on a triple-net basis and we do not capitalize environmental remediation equipment, we do not incur significant capital expenditures other than those related to acquisitions. Capital expenditures, including acquisitions, for 2004, 2003 and 2002 amounted to $30.6 million, $14.3 million and $2.8 million, respectively.

On November 1, 2004, we completed the acquisition of 36 convenience store and retail motor fuel properties located in Connecticut and Rhode Island for approximately $25.7 million. Simultaneously with the closing on the acquisition, we entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at a competitive lease capitalization rate and provides for escalations thereafter. The triple-net lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for environmental conditions at the properties, including those properties where remediation activities are ongoing.

On May 1, 2003, we completed the acquisition of forty-one retail motor fuel and convenience store properties that we had been leasing for the past twelve years. The aggregate purchase price for these properties was approximately $13.0 million, excluding transaction costs. Forty of the locations are subleased to Marketing under the Master Lease through at least 2015. Annual rent expense of approximately $1.3 million, and future rent escalations scheduled through 2056, will be eliminated as a result of the acquisition. Since the seller has agreed to indemnify us for historical environmental costs, and the seller's indemnity is supported by an escrow fund established solely for that purpose, our exposure to environmental remediation expenses should not change because of the acquisition.

Subsequent Events

On February 23, 2005, we entered into a definitive real estate purchase agreement to acquire 23 convenience store and retail motor fuel properties in Virginia for approximately $29.0 million. The closing is expected to be completed by the end of the first quarter 2005. We also entered into a triple-net lease with a single tenant for all of the properties. The tenant currently leases the properties from the seller and operates these locations under its proprietary convenience store brand in its network of over 200 locations. The lease provides for annual rentals at a competitive lease capitalization rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties. An affiliate of the tenant currently leases other properties from us.

In March 2005, we entered into a Commitment Letter with JPMorgan for an unsecured three-year senior revolving credit facility in the aggregate amount of $100.0 million which we anticipate will replace the outstanding $25.0 million uncommitted line of credit. Under the terms of the proposed Credit Facility, we expect to have the option to increase the Credit Facility by $25.0 million and extend the Credit Facility for one additional year. While the Commitment Letter is non-binding, is subject to JPMorgan's successful syndication of a substantial portion of the Credit Facility, and execution of definitive agreements containing customary terms and conditions, we believe that the Credit Facility will be committed and available in the second quarter of 2005.

We anticipate that borrowings under the proposed Credit Facility will bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin ranging from 1.25% to 1.75%, which is based on our leverage ratio, as defined by the Credit Facility. The annual commitment fee on the unused proposed Credit Facility Fee will range from 0.10% to 0.20%, and will be based on usage. We expect that the Credit Facility will include financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on our ability to incur debt and pay dividends, maintenance of tangible net worth and events of default, including a change of control and maintenance of REIT status. We believe that these covenants will not limit our current business practices.

In addition, JPMorgan has agreed to increase the funds available under the existing $25.0 million uncommitted line of credit, which expires on June 30, 2005, if required to enable us to complete the acquisition discussed above prior to funds becoming available under the proposed Credit Facility.

Contractual Obligations and Commercial Commitments

Our significant contractual obligations and commitments and our other commercial commitments are comprised of borrowings under credit lines, long-term debt, operating lease payments due to landlords and projected environmental remediation expenditures, net of projected recoveries from state underground storage tank funds. In addition, as a REIT we are required to pay dividends equal to at least 90% of our taxable income in order to continue to qualify as a REIT. Our contractual obligations and estimated commercial commitments are summarized below (in thousands):

	Total	2005	2006	2007	2008	2009	2010	Thereafter
Operating leases	$38,668	$ 8,950	$ 7,692	$6,176	$4,977	$3,254	$1,793	$5,826
Borrowings under credit lines	24,000	24,000						
Long-term debt	509	285	30	31	33	27	21	82
Total contractual obligations	$63,177	$33,235	$ 7,722	$6,207	$5,010	$3,281	$1,824	$5,908
Environmental remediation expenditures *(a)*	$20,626	$ 6,516	$ 4,504	$2,942	$1,815	$1,113	$ 812	$2,924
Recoveries from state underground storage tank funds *(a)*	(5,437)	(1,542)	(1,144)	(845)	(574)	(401)	(287)	(644)
Net environmental remediation expenditures *(a)*	$15,189	$ 4,974	$ 3,360	$2,097	$1,241	$ 712	$ 525	$2,280

(a) Projected environmental remediation expenditures and projected recoveries from state underground storage tank funds have been adjusted for inflation and discounted to present value.

Generally the leases with our tenants are "triple-net" leases, with the tenant responsible for the payment of taxes, maintenance, repair, insurance, environmental remediation and other operating expenses. We estimate that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $11.6 million and makes additional payments for other operating expenses related to our properties, including environmental remediation costs other than those liabilities that were retained by us. These costs are not reflected in our consolidated financial statements. We have agreed to reimburse Marketing for one-half of certain capital expenditures for work required to comply with local zoning requirements up to a maximum amount designated for each property and an aggregate maximum reimbursement of $875,000. We have reimbursed Marketing for $265,000 of these costs during 2004 and expect to reimburse Marketing for the remaining balance in 2005.

We have no significant contractual obligations not fully recorded on our Consolidated Balance Sheets or fully disclosed in the Notes to our Consolidated Financial Statements. We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Critical Accounting Policies and Estimates

The consolidated financial statements included in this report include the accounts of Getty Realty Corp. and our wholly-owned subsidiaries. The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect amounts reported in its financial statements. We have made our best estimates, judgments and assumptions relating to certain amounts that are included in our financial statements, giving due consideration to the accounting policies selected and materiality. We do not believe that there is a great likelihood that materially different amounts would be reported related to the application of the accounting policies described below.

Application of these accounting policies, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates, judgments and assumptions. Our accounting policies are described in note 1 to the consolidated financial statements. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, (see "Environmental Matters" below) real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses and income taxes. We believe the following are our critical accounting policies:

Revenue recognition—We earn revenue primarily from operating leases with Marketing and other tenants. We recognize income under the Master Lease with Marketing, and with other tenants, on the straight-line method, which effectively recognizes contractual lease payments evenly over the initial term of the leases. A critical assumption in applying this accounting method is that the tenant will make all contractual lease payments during the initial lease term and that the deferred rent receivable of $25.1 million recorded as of December 31, 2004 will be collected when due, in accordance with the annual rent escalations provided for in the leases. Historically our tenants have generally made rent payments when due. However, we may be required to reverse, or provide reserves for, a portion of the recorded deferred rent receivable if it becomes apparent that a property may be disposed of before the end of the initial lease term or if the tenant fails to make its contractual lease payments when due.

Impairment of long-lived assets—Real estate assets represent "long-lived" assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We may become aware of indicators of potentially impaired assets upon tenant or landlord lease renewals, upon receipt of notices of potential governmental takings and zoning issues, or upon other events that occur in the normal course of business that would cause us to review the operating results of the property. We believe our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

Income taxes—Our future financial results generally will not reflect provisions for current or deferred federal income taxes since we elected to be taxed as a REIT effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be taxed as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in rental property expenses.

Environmental costs and recoveries from state underground storage tank funds—We provide for the estimated fair value of future environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made (see "Environmental Matters" below). Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to past and future spending, are accrued as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. A critical assumption in accruing for these recoveries is that the state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement at historical rates under these programs. Effective January 1, 2003, environmental liabilities and related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value.

Litigation—Legal fees related to litigation are expensed as legal services are performed. We provide for litigation reserves, including certain environmental litigation (see "Environmental Matters" below), when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability. In certain environmental matters, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. The ultimate liabilities resulting from such lawsuits and claims, if any, may be material to our results of operations in the period in which they are recognized.

Environmental Matters

We are subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. In recent years, environmental expenses were principally attributable to remediation, monitoring and governmental agency reporting incurred in connection with contaminated properties. In prior periods, a larger portion of the expenses also included soil disposal and the replacement or upgrading of underground storage tank systems ("USTs") to meet federal, state and local environmental standards.

In accordance with the leases with certain of our tenants, we have agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at an individual property, our environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenant. We will continue to seek reimbursement from state UST remediation funds related to these environmental liabilities where available.

We have also agreed to provide limited environmental indemnification, capped at $4.25 million and expiring in 2010, to Marketing for certain pre-existing conditions at six of the terminals owned by us. Under the indemnification agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing will share equally with us the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. We have not accrued a liability in connection with this indemnification agreement since it is uncertain that any significant amounts will be required to be paid under the agreement.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. Recoveries of environmental costs from state underground storage tank remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. The accrued liability is the aggregate of the best estimate for the fair value of cost for each component of the liability.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Prior to the adoption of SFAS 143 generally accepted accounting principles required that if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range was accrued for that cost component. Historically, such accruals were not adjusted for inflation or discounted to present value.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing our liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, we consider among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2004, we have remediation action plans in place for 316 (92%) of the 345 properties for which we retained environmental responsibility and have not received a no further action letter and the remaining 29 properties (8%) remain in the assessment phase.

As of December 31, 2004, December 31, 2003 and January 1, 2003, we had accrued $20.6 million, $23.6 million and $29.4 million, respectively, as management's best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2004, December 31, 2003 and January 1, 2003, we had also recorded $5.4 million, $7.5 million and $14.3 million, respectively, as management's best estimate for net recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. The net environmental liabilities of $16.1 million as of December 31, 2003 and $15.1 million as of January 1, 2003 were subsequently accreted for the change in present value due to the passage of time, and accordingly, $1.1 million and $1.3 million of accretion expense is included in environmental expenses for 2004 and 2003, respectively. Environmental expenditures and recoveries from underground storage tank funds were $6.8 million and $2.4 million, respectively, for 2004. The decrease in accrued environmental costs and net recoveries during 2004 were primarily due to payments made and cash received during the period, respectively, partially offset by changes in estimated expenditures and recoveries, respectively. During 2005, we estimate that our net environmental remediation spending will be approximately $5.0 million. Our business plan for 2005 reflects a net change in estimated remediation costs and accretion expense of approximately $3.6 million.

Environmental liabilities and related assets are currently measured at fair value based on their expected future cash flows which have been adjusted for inflation and discounted to present value. We also use probability weighted alternative cash flow forecasts to determine fair value. For locations where remediation efforts are not assumed to be completed during 2005, we assumed a 50% probability factor that the actual environmental expenses will exceed engineering estimates for an amount assumed to equal one year of net expenses aggregating $5.4 million for those sites. Accordingly, the environmental accrual as of December 31, 2004 was increased by $2.2 million, net of assumed recoveries and before inflation and present value discount adjustments. The resulting net environmental accrual as of December 31, 2004 was then further increased by $1.5 million for the assumed impact of inflation using an inflation rate of 2.75%. Assuming a credit-adjusted risk-free discount rate of 7.0%, we then reduced the net environmental accrual, as previously adjusted, by a $4.2 million discount to present value. Had we assumed an inflation rate that was 0.5% higher and a discount rate that was 0.5% lower, net environmental liabilities as of December 31, 2004 would have increased by $0.2 million for each of those factors for an aggregate increase in the net environmental accrual of $0.4 million. In addition, the aggregate net change in environmental estimates and accretion expense recorded during the year ended December 31, 2004 would have increased by $0.2 million due to these changes in the assumptions.

In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in our financial statements as they become probable and a reasonable estimate of fair value can be made. For 2004, 2003 and 2002, the aggregate of the net change in estimated remediation costs and accretion expense included in our consolidated statements of operations amounted to $3.3 million, $5.5 million and $6.6 million, respectively, which amounts were net of probable recoveries from state UST remediation funds. Although future environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our long-term financial position.

We cannot predict what environmental legislation or regulations may be enacted in the future or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. We cannot predict if state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices and if future environmental spending will continue to be eligible for reimbursement at historical recovery rates under these programs. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation.

In September 2003, we were notified by the State of New Jersey Department of Environmental Protection that we are one of approximately 60 potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, we received a General Notice Letter from the US EPA (the "EPA Notice"), advising us that we may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. We believe that ChevronTexaco is obligated to indemnify us, pursuant to an indemnification agreement regarding the conditions at the property identified by the DEP and EPA and accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

From October 2003 through February 2004, we were notified that we were made party to 36 cases, and one additional case in the fourth quarter of 2004, in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately 50 petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to us, our defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, our ultimate legal and financial liability, if any, cannot be estimated with any certainty at this time.

Disclosures About Market Risk

We do not use derivative financial or commodity instruments for trading, speculative or any other purpose. We had no outstanding derivative instruments as of December 31, 2004 or December 31, 2003 or at any time during the years then ended. We do not have any foreign operations, and are therefore not exposed to foreign currency exchange rate risks.

We are exposed to interest rate risks, primarily as a result of our line of credit with JPMorgan Chase Bank. We manage our exposure to this risk by minimizing, to the extent feasible, our overall borrowing and monitoring available financing alternatives. Our interest rate risk has changed due to increased average outstanding borrowings under the line as compared to December 31, 2003, but we do not foresee any significant changes in our exposure or in how we manage this exposure in the near future. We use borrowings under the line of credit, which expires in June 2005, to finance acquisitions and for general corporate purposes. We had no borrowings against the line of credit prior to November 2004. Our line of credit bears interest at the prime rate or, at our option, LIBOR plus 1.25%. At December 31, 2004, we had total borrowings of $24.0 million under our line of credit, and had not entered into any instruments to hedge our resulting exposure to interest rate risk.

Based on our average outstanding borrowings under the line of credit of $11.5 million, and assuming $30.0 million of additional borrowings required to finance a pending acquisition on March 31, 2005 (see "Subsequent Events" in "Management's Discussion and Analysis of Financial Condition and Results of Operations"), if market interest rates for 2005 increase by an average of 0.5% more than the average interest rate for the last two months of 2004, the additional annualized interest expense would decrease 2005 net income and cash flows by $0.8 million attributable to increased borrowings and an additional $0.2 million attributable to higher interest rates. These amounts were determined by calculating the effect of a hypothetical interest rate on our line of credit borrowings and assumes that the average outstanding borrowings during the three month period from November 2004 through January 2005 is indicative of our future average borrowings for 2005 before considering additional borrowings required for acquisitions. The calculation also assumes that there are no other changes in our financial structure or the terms of our borrowings. Management believes that the fair value of the debt equals its carrying value at December 31, 2004 and 2003. Our exposure to fluctuations in interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our line of credit.

In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments with high-credit-quality institutions. Temporary cash investments are held in an institutional money market fund and short-term federal agency discount notes.

Forward-Looking Statements

Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When we use the words "believes," "expects," "plans," "projects," "estimates" and similar expressions, we intend to identify forward-looking statements. Examples of forward-looking statements include statements regarding our expectations regarding future payments from Marketing, including $59.7 million in lease rental payments in 2005; the expected effect of regulations on our long-term performance; our expected ability to maintain compliance with applicable regulations; our ability to renew expired leases; the adequacy of our current and anticipated cash flows; our ability to maintain our REIT status; our ability to obtain additional financing from JPMorgan on the terms described in this Annual Report, or at all; the probable outcome of litigation or regulatory actions; our expected recoveries from underground storage tank funds; our exposure to environmental remediation expenses; our expectations regarding corporate level federal income taxes; the indemnification obligations of the Company and others; our intention to consummate future acquisitions; our expectations regarding the effect of our acquisition and lease transactions on our future financial performance; our belief that the Company will continue its profitability and grow intelligently; our ability to develop opportunities accretive to our future earnings; assumptions regarding the future applicability of accounting estimates, assumptions and policies and our intention to pay future dividends.

These forward-looking statements are based on our current beliefs and assumptions and information currently available to us and involve known and unknown risks (including the risks described herein and other risks that we describe from time to time in our filings with the Securities and Exchange Commission), uncertainties and other factors, which may cause our actual results, performance and achievements to be materially different from any future results, performance or achievements, expressed or implied by these forward-looking statements. These factors include, but are not limited to: risks associated with owning and leasing real estate generally; dependence on Marketing as a tenant and on rentals from companies engaged in the petroleum marketing and convenience store businesses; competition for properties and tenants; risk of tenant non-renewal; the effects of taxation and other regulations; potential litigation exposure; our expectations as to the cost of completing environmental remediation; the risk of loss of our management team; the impact of our electing to be taxed as a REIT, including subsequent failure to qualify as a REIT; risks associated with owning real estate located in the same region of the United States; risks associated with potential future acquisitions; losses not covered by insurance; future dependence on external sources of capital; our potential inability to pay dividends and terrorist attacks and other acts of violence and war.

As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. An investment in our stock involves various risks, including those mentioned above and elsewhere in this report and those that are detailed from time to time in our other filings with the Securities and Exchange Commission.

You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. We undertake no obligation to publicly release revisions to these forward-looking statements that reflect future events or circumstances or reflect the occurrence of unanticipated events.

We manage our environmental remediation obligations with the assistance of Delta Environmental Consultants, an international environmental consulting firm. Environmental remediation projects are typically broken down into specific "lifecycle phases" ranging from preliminary monitoring through closure activities.

Chart 1 details our actual environmental remediation spending on a gross basis and net of reimbursements from state underground storage tank funds for each of our last three years.

Chart 2 details the lifecycle phase distribution of the 345 properties for which we retain responsibility as of December 31, 2004.

Chart 3 details our accrued net projected environmental remediation spending. These projections have been adjusted for inflation and discounted to present value and are subject to significant variations: see "Environmental Matters" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 16.

Chart 1

Actual Environmental Remediation Spending
(in thousands)

Gross Spending
Reimbursements
Net Spending


$10,000
8,000
6,000
4,000
2,000
0

	December 31, 2002	December 31, 2003	December 31, 2004
Gross Spending (1)	$8,545	$6,642	$6,776
Reimbursements	$3,431	$2,135	$2,362
Net Spending	$5,114	$4,507	$4,414

(1) Includes remediation spending only. Does not include legal fees, consulting fees and legal settlement costs.

Chart 2

Lifecycle Phase Distribution


200
150
100
50
0

	Preliminary Monitoring	Assessment	Remedial Action Plan Implementation	Operation & Maintenance	Closure Activities	Total
Number of Properties	2	27	7	111	198	345

Chart 3

Accrued Environmental Remediation Spending
(in thousands, except number of properties)

Gross Spending
Reimbursements
Net Spending


$8,000
6,000
4,000
2,000
0

	2005	2006	2007	2008	2009	2010	2011	2012	2013	Thereafter	Total
Gross Spending	$6,516	$4,504	$2,942	$1,815	$1,113	$812	$587	$601	$449	$1,287	$20,626
Reimbursements	$1,542	$1,144	$ 845	$ 574	$ 401	$287	$208	$118	$ 32	$ 286	$ 5,437
Net Spending	$4,974	$3,360	$2,097	$1,241	$ 712	$525	$379	$483	$417	$1,001	$15,189
Property Count	345	300	232	153	115	74	59	56	13	10	

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year ended December 31,		
	2004	2003	2002
Revenues from rental properties	**$66,331**	$66,601	$67,157
Expenses:			
Rental property expenses	**9,814**	10,662	11,975
Environmental expenses, net	**6,027**	7,594	8,668
General and administrative expenses	**5,006**	4,074	3,691
Depreciation and amortization expense	**7,490**	8,411	9,016
Total expenses	**28,337**	30,741	33,350
Operating income	**37,994**	35,860	33,807
Other income, net	**1,485**	1,705	2,488
Interest expense	**(127)**	(128)	(132)
Earnings before cumulative effect of accounting change	**39,352**	37,437	36,163
Cumulative effect of accounting change	**—**	(550)	—
Net earnings	**39,352**	36,887	36,163
Preferred stock dividends	**—**	2,538	5,350
Net earnings applicable to common shareholders	**$39,352**	$34,349	$30,813
Net earnings per common share:			
Basic	**$ 1.59**	$ 1.49	$ 1.44
Diluted	**$ 1.59**	$ 1.49	$ 1.44
Weighted average common shares outstanding:			
Basic	**24,679**	23,063	21,436
Diluted	**24,721**	23,082	21,446
Dividends declared per share:			
Common	**$ 1.700**	$ 1.675	$ 1.650
Preferred	**—**	$ 1.159	$ 1.866

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2004	December 31, 2003
Assets:		
Real Estate:		
Land	**$ 156,571**	$ 142,724
Buildings and improvements	**190,019**	175,498
	346,590	318,222
Less—accumulated depreciation and amortization	**(106,463)**	(100,488)
Real estate, net	**240,127**	217,734
Deferred rent receivable	**25,117**	20,653
Cash and equivalents	**15,700**	19,905
Recoveries from state underground storage tank funds, net	**5,437**	7,454
Mortgages and accounts receivable, net	**3,961**	5,565
Prepaid expenses and other assets	**386**	692
Total assets	**$ 290,728**	$ 272,003
Liabilities and Shareholders' Equity:		
Environmental remediation costs	**$ 20,626**	$ 23,551
Borrowings under credit line	**24,000**	—
Dividends payable	**10,495**	10,483
Accounts payable and accrued expenses	**9,595**	9,100
Mortgages payable	**509**	844
Total liabilities	**65,225**	43,978
Commitments and contingencies (notes 2, 3 and 5)		
Shareholders' equity:		
Common stock, par value $.01 per share; authorized 50,000,000 shares; issued 24,694,071 at December 31, 2004 and 24,664,384 at December 31, 2003	**247**	247
Paid-in capital	**257,295**	257,206
Dividends paid in excess of earnings	**(32,039)**	(29,428)
Total shareholders' equity	**225,503**	228,025
Total liabilities and shareholders' equity	**$ 290,728**	$ 272,003

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,		
	2004	2003	2002
Cash Flows from Operating Activities:			
Net earnings	**$ 39,352**	$ 36,887	$ 36,163
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation expense	**7,490**	8,411	9,016
Deferred rental revenue	**(4,464)**	(5,537)	(6,728)
Gain on dispositions of real estate	**(618)**	(928)	(1,153)
Accretion expense	**1,054**	1,284	—
Cumulative effect of accounting change	**—**	550	—
Stock-based employee compensation expense	**25**	—	—
Changes in assets and liabilities:			
Recoveries from state underground storage tank funds, net	**2,512**	7,559	880
Mortgages and accounts receivable, net	**238**	(1,528)	(663)
Prepaid expenses and other assets	**306**	300	80
Environmental remediation costs	**(4,474)**	(7,824)	632
Accounts payable and accrued expenses	**495**	(739)	(2,179)
Net cash provided by operating activities	**41,916**	38,435	36,048
Cash Flows from Investing Activities:			
Property acquisitions and capital expenditures	**(30,568)**	(14,266)	(2,821)
Collection of mortgages receivable, net	**1,366**	1,156	289
Proceeds from dispositions of real estate	**1,303**	3,117	3,000
Net cash provided by (used in) investing activities	**(27,899)**	(9,993)	468
Cash Flows from Financing Activities:			
Cash dividends paid	**(41,951)**	(41,115)	(40,451)
Borrowings under credit line, net	**24,000**	—	—
Repayment of mortgages payable, net	**(335)**	(79)	(74)
Preferred stock redemption and conversion	**—**	(1,224)	—
Stock options and treasury stock, net	**64**	155	212
Net cash used in financing activities	**(18,222)**	(42,263)	(40,313)
Net decrease in cash and equivalents	**(4,205)**	(13,821)	(3,797)
Cash and equivalents at beginning of period	**19,905**	33,726	37,523
Cash and equivalents at end of period	**$ 15,700**	$ 19,905	$ 33,726
Supplemental disclosures of cash flow information			
Cash paid (refunded) during the period for:			
Interest	**$ 114**	$ 127	$ 132
Income taxes, net	**571**	949	662
Recoveries from state underground storage tank funds	**(2,362)**	(2,135)	(3,431)
Environmental remediation costs	**6,776**	6,642	8,545

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"). The Company is a real estate investment trust ("REIT") specializing in the ownership and leasing of retail motor fuel and convenience store properties and petroleum distribution terminals. The Company manages and evaluates its operations as a single segment. All significant inter-company accounts and transactions have been eliminated. Certain reclassifications have been made in the financial statements for 2003 and 2002 to conform to the presentation for 2004.

Use of Estimates, Judgments and Assumptions: The financial statements have been prepared in conformity with GAAP, which requires management to make its best estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, deferred rent receivable, recoveries from state underground storage tank funds, environmental remediation costs, real estate, depreciation and amortization, impairment of long-lived assets, litigation, accrued expenses and income taxes.

Real Estate: Real estate assets are stated at cost less accumulated depreciation and amortization. Upon acquisition of real estate operating properties and leasehold interests, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above and below-market leases, in-place leases and tenant relationships) and assumed debt in accordance with Statement of Financial Accounting Standards No. ("SFAS") 141, Business Combinations. Based on these estimates, the Company allocates the purchase price to the applicable assets and liabilities. When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. Expenditures for maintenance and repairs are charged to income when incurred.

Depreciation and Amortization: Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from sixteen to twenty-five years for buildings and improvements, or the term of the lease if shorter. Leasehold interests, capitalized above and below-market leases, in-place leases and tenant relationships are amortized over the remaining term of the underlying lease.

Cash and Equivalents: The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Rent Receivable and Revenue Recognition: The Company earns rental income under operating leases with tenants. Minimum lease rentals are recognized on a straight-line basis over the initial term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable on the consolidated balance sheet.

Environmental Remediation Costs and Recoveries from State Underground Storage Tank Funds, Net: The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state underground storage tank ("UST") remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable. Environmental liabilities and related assets are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recognized at their fair value if the asset retirement obligation results from the normal operation of those assets and a reasonable estimate of fair value can be made. Due to the adoption of SFAS 143 effective January 1, 2003, accrued environmental remediation costs and recoveries from state underground storage tank funds were adjusted to their estimated fair value resulting in a one-time cumulative effect of change in accounting charge of $550,000, or $0.02 per diluted common share, in the year ended December 31, 2003. Prior to the adoption of SFAS 143, GAAP required that if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range was accrued for that cost component. Historically, such accruals were not adjusted for inflation or discounted to present value.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of: Assets are written down to fair value when events and circumstances indicate that the assets might be impaired and the projected undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets held for disposal are written down to fair value less disposition costs.

Litigation: Legal fees related to litigation are expensed as legal services are performed. The Company provides for litigation reserves, including certain litigation related to environmental matters, when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the best estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability.

Income Taxes: The Company and its subsidiaries file a consolidated federal income tax return. Effective January 1, 2001, the Company elected to qualify, and believes it is operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its shareholders equal at least the amount of its REIT taxable income as defined under the Internal Revenue Code. If the Company sells any property within ten years after its REIT election that is not exchanged for a like-kind property, it will be taxed on the built-in gain realized from such sale at the highest corporate rate. This ten-year built-in gain tax period will end in 2011.

Earnings per Common Share: Basic earnings per common share is computed by dividing net earnings less preferred dividends by the weighted average number of common shares outstanding during the year. The weighted average number of shares outstanding for the year ended December 31, 2003 gives effect to the conversion of Series A Participating Convertible Redeemable Preferred Stock into 3,186,000 shares of common stock as if the conversion had occurred at the beginning of the period (see note 7). For the year ended December 31, 2002, conversion of the preferred shares utilizing the two class method would have been antidilutive and therefore conversion was not assumed for purposes of computing either basic or diluted earnings per common share. There were no preferred shares outstanding during 2004. Diluted earnings per common share also gives effect to the potential dilution from the exercise of stock options and the issuance of common shares in settlement of restricted stock units aggregating 42,000 shares, 19,000 shares and 10,000 shares for the years ended December 31, 2004, 2003 and 2002, respectively. Diluted earnings before cumulative effect of accounting change per common share were $1.51 for the year ended December 31, 2003.

Stock-Based Compensation: In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123." SFAS 148 provides alternative transition methods for a voluntary change to the fair value basis of accounting for stock-based employee compensation. SFAS 148 requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, a description of the transition method utilized and the effect of the method used on reported results. The Company adopted SFAS 148 effective December 31, 2002. The Company voluntarily changed to the fair value basis of accounting for stock-based employee compensation for awards granted subsequent to January 1, 2003.

The Company continued to account for options granted under its stock option plan prior to January 1, 2003 using the intrinsic value method in 2004. Effective January 1, 2005, the Company will adopt the fair value basis of accounting for the unvested portion of the outstanding stock options granted prior to January 1, 2003 and will recognize additional stock-based compensation expense of $32,000 and $8,000 in 2005 and 2006, respectively (see note 8). Historically, the exercise price of options granted by the Company was the same as the market price at the grant date and stock-based compensation expense was not included in reported net earnings. There were no stock options granted under the stock option plan subsequent to January 1, 2003.

On June 1, 2004, the Company granted 10,800 restricted stock units under its 2004 Omnibus Incentive Compensation Plan (the "2004 Plan") following shareholder approval of the 2004 Plan at the Annual Meeting of Shareholders on May 20, 2004 (see note 8). Accordingly, $25,000 of stock-based employee compensation expense is included in general and administrative expense for the year ended December 31, 2004.

Had compensation cost for the Company's stock-based compensation plans been accounted for using the fair value method for all grants, the Company's total stock-based employee compensation expense using the fair value method, pro-forma net earnings and pro-forma net earnings per share on a basic and diluted basis would have been as follows (in thousands, except per share amounts):

	Year ended December 31,		
	2004	2003	2002
Net earnings, as reported	**$39,352**	$36,887	$36,163
Add: *Stock-based employee compensation expense included in reported net earnings*	**25**	—	—
Deduct: Total stock-based employee compensation expense using the fair value method	**118**	133	124
Pro-forma net earnings	**$39,259**	$36,754	$36,039
Net earnings per common share:			
As reported	**$ 1.59**	$ 1.49	$ 1.44
Pro-forma	**$ 1.59**	$ 1.48	$ 1.43

The fair value of the options granted during the year ended December 31, 2002 was estimated as $0.56 per share on the date of grant using the Black-Scholes option-pricing model assuming an expected dividend yield of 9.0%, an expected volatility of 18.0%, a risk-free interest rate of 3.6% and an expected option life of seven years.

2. Leases

The Company leases or sublets its properties primarily to distributors and retailers engaged in the sale of gasoline and other motor fuel products, convenience store products and automotive repair services who are responsible for the payment of taxes, maintenance, repair, insurance and other operating expenses and for managing the actual operations conducted at these properties. The Company's properties are primarily located in the Northeast and Mid-Atlantic regions of the United States.

The Company and Getty Petroleum Marketing Inc. ("Marketing"), are parties to an Amended and Restated Master Lease Agreement (the "Master Lease"), which became effective on December 9, 2000, and a coterminous supplemental lease for a single property (collectively the "Marketing Leases"). As of December 31, 2004, the Marketing Leases included nine hundred thirty-nine retail motor fuel and convenience store properties and ten distribution terminals, two hundred thirty of which are leased by the Company from third parties. The Master Lease has an initial term of fifteen years commencing December 9, 2000, and generally provides Marketing with options for three renewal terms of ten years each and a final renewal option of three years and ten months extending to 2049 (or such shorter initial or renewal term as the underlying lease may provide). The Marketing Leases include provisions for 2% annual rent escalations. The Master Lease is a unitary lease and, accordingly, Marketing's exercise of renewal options must be on an "all or nothing" basis.

The Company estimates that Marketing makes annual real estate tax payments for properties leased under the Marketing Leases of approximately $11.6 million and makes additional payments for other operating expenses related to these properties, including environmental remediation costs other than those liabilities that were retained by the Company. These costs, which have been assumed by Marketing under the terms of the Marketing Leases, are not reflected in the consolidated financial statements.

Revenues from rental properties for the years ended December 31, 2004, 2003 and 2002 were $66,331,000, $66,601,000 and $67,157,000, respectively, of which $58,938,000, $58,723,000 and $58,104,000, respectively, were received from Marketing under the Marketing Leases. In addition, revenues from rental properties for the years ended December 31, 2004, 2003 and 2002 includes $4,464,000, $5,537,000 and $6,728,000, respectively, of deferred rental revenue accrued due to recognition of rental revenue on a straight-line basis.

Future minimum annual rentals receivable from Marketing under the Marketing Leases and from other tenants, which have terms in excess of one year as of December 31, 2004, are as follows (in thousands):

Year ending December 31,	Marketing	Other Tenants	Total *(a)*
2005	$ 59,501	$ 5,403	$ 64,904
2006	60,028	5,263	65,291
2007	59,846	4,893	64,739
2008	60,437	4,762	65,199
2009	60,734	4,510	65,244
Thereafter	364,468	45,653	410,121

(a) Includes $135,142 of future minimum annual rentals receivable under subleases.

Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $8,928,000, $9,704,000 and $10,805,000 for the years ended December 31, 2004, 2003 and 2002, respectively, and is included in rental property expenses when contractually due, which approximates the straight-line method. Rent received under subleases for the years ended December 31, 2004, 2003 and 2002 was $14,943,000, $17,305,000 and $17,373,000, respectively.

The Company has obligations to lessors under non-cancelable operating leases which have terms (excluding renewal term options) in excess of one year, principally for gasoline stations and convenience stores. Substantially all of these leases contain renewal options and rent escalation clauses. The leased properties have a remaining lease term averaging over twelve years, including renewal options. Future minimum annual rentals payable under such leases, excluding renewal options, are as follows (in thousands):

Year ending December 31,	
2005	$ 8,950
2006	7,692
2007	6,176
2008	4,977
2009	3,254
Thereafter	7,619

3. Commitments and Contingencies

In order to qualify as a REIT, among other items, the Company paid a $64,162,000 special one-time "earnings and profits" (as defined in the Internal Revenue Code) cash distribution to shareholders in August 2001. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that the Company's accumulated earnings and profits were greater than the amount distributed, the Company may fail to qualify as a REIT; however, the Company may avoid losing its REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. The Company may have to borrow money or sell assets to pay such a deficiency dividend.

In order to minimize the Company's exposure to credit risk associated with financial instruments, the Company places its temporary cash investments with high credit quality institutions. Temporary cash investments are held in an institutional money market fund and federal agency discount notes.

The Company leases nine hundred forty-nine of its one thousand forty-five properties on a long-term net basis to Marketing under the Marketing Leases (see note 2). Marketing operated substantially all of the Company's petroleum marketing businesses when it was spun-off to the Company's shareholders as a separate publicly held company in March 1997. In December 2000, Marketing was acquired by a subsidiary of OAO Lukoil, one of Russia's largest integrated oil companies. The Company's financial results depend largely on rental income from Marketing, and to a lesser extent on rental income from other tenants, and are therefore materially dependent upon the ability of Marketing to meet its obligations under the Marketing Leases. Substantially all of the deferred rental revenue of $25,117,000 recorded as of December 31, 2004 is due to recognition of rental revenue on a straight-line basis under the Marketing Leases. Marketing's financial results depend largely on retail petroleum marketing margins and rental income from its dealers. The petroleum marketing industry has been and continues to be volatile and highly competitive. Marketing has made all required monthly rental payments under the Marketing Leases when due.

Under the Master Lease, the Company has also agreed to provide limited environmental indemnification, capped at $4,250,000 and expiring in 2010, to Marketing for certain pre-existing conditions at six of the terminals which are owned by the Company. Under the agreement, Marketing will pay the first $1,500,000 of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing and the Company will share equally the next $8,500,000 of those costs and expenses and Marketing will pay all additional costs and expenses over $10,000,000. The Company has not accrued a liability in connection with this indemnification agreement since it is uncertain that any significant amounts will be required to be paid under the agreement.

The Company has agreed to reimburse Marketing for one-half of certain capital expenditures for work required to comply with local zoning requirements up to a maximum amount designated for each property and an aggregate maximum reimbursement of $875,000. The Company reimbursed Marketing $265,000 in 2004 and expects to reimburse Marketing for the balance of these costs during 2005.

The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In addition, the Company has retained responsibility for all pre-spin-off legal proceedings and claims relating to the petroleum marketing business. As of December 31, 2004 and 2003 the Company had accrued $3,623,000 and $3,415,000, respectively, for certain of these matters which it believes are appropriate based on information currently available. The ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

In September 2003, the Company was notified by the State of New Jersey Department of Environmental Protection that the Company is one of approximately sixty potentially responsible parties for natural resource damages resulting from discharges of hazardous substances into the Lower Passaic River. The definitive list of potentially responsible parties and their actual responsibility for the alleged damages, the aggregate cost to remediate the Lower Passaic River, the amount of natural resource damages and the method of allocating such amounts among the potentially responsible parties have not been determined. In September 2004, the Company received a General Notice Letter from the US EPA (the "EPA Notice"), advising the Company that it may be a potentially responsible party for costs of remediating certain conditions resulting from discharges of hazardous substances into the Lower Passaic River. ChevronTexaco received the same EPA Notice regarding those same conditions. Additionally, the Company believes that ChevronTexaco is contractually obligated to indemnify the Company, pursuant to an indemnification agreement, for of the conditions at the property identified by the New Jersey Department of Environmental Protection and the EPA. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

From October 2003 through February 2004 the Company was notified that the Company was made party to thirty-six cases, and one additional case in the fourth quarter of 2004, in Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York, Vermont, Virginia and West Virginia brought by local water providers or governmental agencies. These cases allege various theories of liability due to contamination of groundwater with MTBE as the basis for claims seeking compensatory and punitive damages. Each case names as defendants approximately fifty petroleum refiners, manufacturers, distributors and retailers of MTBE, or gasoline containing MTBE. The accuracy of the allegations as they relate to the Company, its defenses to such claims, the aggregate amount of damages, the definitive list of defendants and the method of allocating such amounts among the defendants have not been determined. Accordingly, the ultimate legal and financial liability of the Company, if any, cannot be estimated with any certainty at this time.

Prior to the spin-off, the Company was self-insured for workers' compensation, general liability and vehicle liability up to predetermined amounts above which third-party insurance applies. As of December 31, 2004 and 2003, the Company's consolidated balance sheets included, in accounts payable and accrued expenses, $500,000 and $833,000, respectively, relating to insurance obligations that may be deemed to have arisen prior to the spin-off of the Marketing business. The Company's consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 included, in general and administrative expenses, credits of $312,000, $500,000 and $873,000, respectively, for self-insurance. Since the spin-off, the Company has maintained insurance coverage subject to certain deductibles.

4. Debt

Mortgages payable consists of $509,000 of real estate mortgages, bearing interest at a weighted average interest rate of 5.7% per annum, due in varying amounts through May 1, 2015. Aggregate principal payments in subsequent years for real estate mortgages are as follows: 2005—$285,000; 2006—$30,000; 2007—$31,000; 2008—$33,000; 2009—$27,000 and $103,000 thereafter. These mortgages payable are collateralized by real estate having an aggregate net book value of approximately $1,886,000 as of December 31, 2004.

As of December 31, 2004, the Company had an uncommitted line of credit with a JPMorgan Chase Bank ("JPMorgan") in the amount of $25,000,000. Total borrowings outstanding under the uncommitted line of credit at December 31, 2004 were $24,000,000. In addition, $157,000 was utilized in the form of outstanding letters of credit relating to insurance obligations. Borrowing under the line of credit is unsecured and bears interest at the bank's prime rate or, at the Company's option, LIBOR plus 1.25% (aggregating 3.56% at December 31, 2004). The line of credit is subject to annual renewal in June 2005 at the discretion of the bank (see note 11).

5. Environmental Remediation Costs

The Company is subject to numerous existing federal, state and local laws and regulations, including matters relating to the protection of the environment. In recent years, environmental expenses were principally attributable to remediation, monitoring, and governmental agency reporting incurred in connection with contaminated properties. In prior periods a larger portion of the expenses also included soil disposal and the replacement or upgrading of USTs to meet federal, state and local environmental standards. For the years ended December 31, 2004, 2003 and 2002, the aggregate of the net changes in estimated remediation costs and accretion expenses included in the Company's consolidated statements of operations were $3,346,000, $5,450,000 and $6,626,000, respectively, which amounts were net of estimated recoveries from state UST remediation funds.

In accordance with the leases with certain tenants, the Company has agreed to bring the leased properties with known environmental contamination to within applicable standards and to regulatory or contractual closure ("Closure") in an efficient and economical manner. Generally, upon achieving Closure at each individual property, the Company's environmental liability under the lease for that property will be satisfied and future remediation obligations will be the responsibility of our tenants. The Company has agreed to pay all costs relating to, and to indemnify Marketing for, certain environmental liabilities and obligations for two hundred sixty-four properties that are scheduled in the Master Lease. The Company will continue to seek reimbursement from state UST remediation funds related to these environmental expenditures where available.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The environmental remediation liability is estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of the best estimate of the fair value of cost for each component of the liability. Recoveries of environmental costs from state UST remediation funds, with respect to both past and future environmental spending, are accrued at fair value as income, net of allowance for collection risk, based on estimated recovery rates developed from prior experience with the funds when such recoveries are considered probable. Prior to the adoption of SFAS 143, effective January 1, 2003, if the best estimate of cost for a component of the liability could only be identified as a range, and no amount within the range was a better estimate than any other amount, the minimum of the range had been accrued for that cost component rather than the estimated fair value currently required under SFAS 143.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the extent of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it takes to remediate contamination. In developing the Company's liability for probable and reasonably estimable environmental remediation costs, on a property by property basis, the Company considers among other things, enacted laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. These accrual estimates are subject to significant change, and are adjusted as the remediation treatment progresses, as circumstances change and as these contingencies become more clearly defined and reasonably estimable. As of December 31, 2004, the Company has remediation action plans in place for 316 (92%) of the 345 properties for which it retained environmental responsibility and has not received a no further action letter and the remaining 29 properties (8%) remain in the assessment phase.

As of December 31, 2004, 2003 and January 1, 2003, the Company had accrued $20,626,000, $23,551,000 and $29,426,000 respectively, as management's best estimate of the fair value of reasonably estimable environmental remediation costs. As of December 31, 2004, 2003 and January 1, 2003, the Company had also recorded $5,437,000, $7,454,000 and $14,348,000, respectively, as management's best estimate for recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. The net environmental liabilities of $16,097,000 and 15,078,000 as of December 31, 2003 and January 1, 2003, respectively, were subsequently accreted for the change in present value due to the passage of time and, accordingly, $1,054,000 and $1,284,000 of accretion expense is included in environmental expenses for the years ended December 31, 2004 and 2003, respectively. Environmental expenditures were $6,776,000 and recoveries from underground storage tank funds were $2,362,000 for the year ended December 31, 2004.

In view of the uncertainties associated with environmental expenditures, however, the Company believes it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in the Company's financial statements as they become probable and a reasonable estimate of fair value can be made. Although future environmental expenses may have a significant impact on results of operations for any single fiscal year or interim period, the Company currently believes that such costs will not have a material adverse effect on the Company's long-term financial position.

6. Income Taxes

Net cash paid for income taxes for the years ended December 31, 2004, 2003 and 2002 of $571,000, $949,000 and $662,000, respectively, includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in rental property expenses in the Company's consolidated statements of operations. Net cash paid for income taxes also includes audit settlements which were provided for in the periods prior to 2001 when the Company was taxed as a C-corp.

7. Shareholders' Equity

A summary of the changes in shareholders' equity for the years ended December 31, 2004, 2003, and 2002 is as follows (in thousands, except per share amounts):

	Preferred Stock		Common Stock		Paid-in	Dividends Paid in Excess of	Preferred Stock Held in Treasury, at Cost		Common Stock Held in Treasury, at Cost		
	Shares	Amount	Shares	Amount	Capital	Earnings	Shares	Amount	Shares	Amount	Total
Balance, December 31, 2001	2,889	$ 72,220	22,441	$224	$198,575	$(20,537)	(23)	$(430)	(1,019)	$(12,279)	$237,773
Net earnings						36,163					36,163
Cash dividends:											
Common—$1.65 per share						(35,372)					(35,372)
Preferred—$1.867 per share						(5,350)					(5,350)
Issuance of treasury stock					1					3	4
Cancellation of treasury stock	(23)	(576)	(1,019)	(10)	(12,120)		23	430	1,019	12,276	—
Stock options			20		208						208
Balance, December 31, 2002	2,866	71,644	21,442	214	186,664	(25,096)	—	—	—	—	233,426
Net earnings						36,887					36,887
Cash dividends:											
Common—$1.675 per share						(38,681)					(38,681)
Preferred—$1.159 per share						(2,538)					(2,538)
Preferred stock redemption and conversion	(2,866)	(71,644)	3,186	32	70,388						(1,224)
Stock options			36	1	154						155
Balance, December 31, 2003	—	—	24,664	247	257,206	(29,428)	—	—	—	—	228,025
Net earnings						39,352					39,352
Cash dividends:											
Common—$1.70 per share						(41,963)					(41,963)
Restricted stock unit expense					25						25
Stock options			30	—	64						64
Balance, December 31, 2004	—	$ —	24,694	$247	$257,295	$(32,039)*(a)*	—	$ —	—	$ —	$225,503

(a) Net of $103,803 transferred from retained earnings to common stock and paid-in capital as a result of accumulated stock dividends.

In August 2003, the Company notified holders of Series A Participating Convertible Redeemable Preferred Stock that the preferred stock would be redeemed on September 24, 2003 for $25.00 per share plus a mandatory redemption dividend of $0.271 per share. Prior to the redemption date, shareholders with 98% of the preferred stock exercised their right to convert 2,816,919 shares of preferred stock into 3,186,355 shares of common stock at the conversion rate of 1.1312 shares of common stock for each share of preferred stock so converted, and received cash in lieu of fractional shares of common stock. The remaining 48,849 shares of the outstanding preferred stock were redeemed for an aggregate amount, including accrued dividends through the call date, of approximately $1,234,000. Each share of preferred stock was convertible into 1.1312 shares of common stock of the Company and paid stated cumulative dividends of $1.775 per annum, or if greater on an "as converted basis," the cash dividends declared per share of common stock for the calendar year. The Company has authorized 20,000,000 shares of preferred stock, par value $.01 per share, for issuance in series of which none were issued as of December 31, 2004 and 2003.

8. Employee Benefit Plans

The Company has a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a supplemental plan for executives (the "Supplemental Plan"). Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Board of Directors. Also, under the Retirement Plan, employees may make voluntary contributions and the Company has elected to match an amount equal to 50% of such contributions but in no event more than 3% of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10% of eligible compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the plans approximated $139,000, $125,000 and $118,000 for the years ended December 31, 2004, 2003 and 2002, respectively. These amounts are included in the accompanying consolidated statements of operations.

The Getty Realty Corp. 2004 Omnibus Incentive Compensation Plan (the "2004 Plan") became effective upon its approval at the Annual Meeting of Shareholders held May 20, 2004. The 2004 Plan provides for the grant of restricted stock, restricted stock units, performance awards, dividend equivalents, stock payments and stock awards to all employees and members of the Board of Directors. The 2004 Plan authorizes the Company to grant awards with respect to an aggregate of 1,000,000 shares of common stock through 2014. The aggregate maximum number of shares of common stock that may be subject to awards granted under the 2004 Plan during any calendar year is 80,000.

On June 1, 2004, the Company awarded 10,800 restricted stock units ("RSUs") and dividend equivalents to employees. On the settlement date each RSU will have a value equal to one share of common stock and may be settled, in the sole discretion of the Compensation Committee, in cash or by the issuance of one share of common stock. The RSUs do not provide voting or other shareholder rights unless and until the RSU is settled for a share of common stock. The RSUs vest starting one year from the date of grant, on a cumulative basis at the annual rate of 20% of the total number of RSUs covered by the award. The dividend equivalents represent the value of the dividend paid per common share paid multiplied by the number of RSUs vested as of the dividend payment date assuming that the RSUs vest starting three months from the date of grant, on a cumulative basis at the quarterly rate of 5% of the total number of RSUs covered by the award. The fair value of the RSUs granted on June 1, 2004 was estimated at $19.91 per unit on the date of grant. The fair value of the grant, aggregating approximately $215,000, will be recognized as compensation expense ratably over the five year vesting period of the RSUs. Dividend equivalents will be charged against retained earnings when common stock dividends are declared.

The Company has a stock option plan (the "Stock Option Plan") which authorizes the Company to grant options to purchase shares of the Company's common stock (see note 1). The aggregate number of shares of the Company's common stock which may be made the subject of options under the Stock Option Plan may not exceed 1,100,000 shares, subject to further adjustment for stock dividends and stock splits. The Stock Option Plan provides that options are exercisable starting one year from the date of grant, on a cumulative basis at the annual rate of 25% of the total number of shares covered by the option.

The following is a schedule of stock option prices and activity relating to the Stock Option Plan:

	Year ended December 31,					
	2004		2003		2002	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**173,085**	**$18.19**	358,773	$19.12	352,324	$19.51
Granted	**—**	**—**	—	—	69,500	18.30
Exercised	**(60,344)**	**16.40**	(153,412)	19.10	(46,055)	15.78
Cancelled	**(2,192)**	**24.06**	(32,276)	24.06	(16,996)	23.36
Outstanding at end of year	**110,549**	**$18.64**	173,085	$18.19	358,773	$19.12
Exercisable at end of year	**66,299**	**$18.63**	91,023	$18.63	214,711	$20.72
Available for grant at end of year	**663,073**		660,881		628,605	

The following table summarizes information concerning options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.125–$14.50	16,563	6	$13.48	16,563	$13.48
16.15 - 18.30	64,000	7	17.43	19,750	17.08
24.06	29,986	2	24.06	29,986	24.06
	110,549			66,299	

9. Quarterly Financial Data

The following is a summary of the quarterly results of operations for the years ended December 31, 2004 and 2003 (unaudited as to quarterly information) (in thousands, except per share amounts):

	Three months ended				**Year ended**
Year ended December 31, 2004	**March 31,**	**June 30,**	**September 30,**	**December 31,**	**December 31,**
Revenues from rental properties	**$16,511**	**$16,443**	**$16,425**	**$16,952**	**$66,331**
Net earnings	**9,157**	**9,367**	**9,969**	**10,859*(a)***	**39,352**
Diluted earnings per common share	**.37**	**.38**	**.40**	**.44**	**1.59**

	Three months ended				Year ended
Year ended December 31, 2003	March 31,	June 30,	September 30,	December 31,	December 31,
Revenues from rental properties	$16,677	$16,672	$16,676	$16,576	$66,601
Earnings before cumulative effect of accounting change	9,107	9,431	9,467	9,432	37,437
Net earnings	8,557	9,431	9,467	9,432	36,887
Diluted earnings per common share*(b)*	.34	.38	.38	.38	1.49

(a) Includes credits aggregating $686 for reductions in insurance and mortgage receivable reserves.

(b) After giving effect to quarterly preferred stock dividends aggregating $2,538 for the year ended December 31, 2003 and a reduction of $0.02 per share for the cumulative effect of accounting charge recorded in the first quarter.

10. Property Acquisitions

On November 1, 2004, the Company acquired thirty-six convenience store and retail motor fuel properties located in Connecticut and Rhode Island for approximately $25.7 million. Simultaneously with the closing on the acquisition, the Company entered into a triple-net lease with a single tenant for all of the properties. The lease provides for annual rentals at a competitive lease capitalization rate and provides for escalations thereafter. The triple-net lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for environmental conditions at the properties, including those properties where remediation activities are ongoing.

On May 1, 2003, the Company completed the acquisition of forty-one retail motor fuel and convenience store properties that it had been leasing for the past twelve years. The aggregate purchase price for these properties was approximately $13.0 million, excluding transaction costs. Forty of the locations are subleased to Marketing under the Master Lease through at least 2015. Annual rent expense of approximately $1.3 million, and future rent escalations scheduled through 2056, will be eliminated as a result of the acquisition. Since the seller has agreed to indemnify the Company for historical environmental costs, and the seller's indemnity is supported by an escrow fund established solely for that purpose, the Company's exposure to environmental remediation expenses should not change because of the acquisition.

11. Subsequent Events

On February 23, 2005, the Company entered into a definitive real estate asset purchase agreement to acquire 23 convenience store and retail motor fuel properties in Virginia for approximately $29,000,000. The closing is expected to be completed by the end of the first quarter 2005. The Company entered into a triple-net lease with a single tenant for all of the properties. The tenant currently leases the properties from the seller and operates the locations under its proprietary convenience store brand in its network of over 200 locations. The lease provides for annual rentals at a competitive lease capitalization rate and provides for escalations thereafter. The lease has an initial term of fifteen years and provides the tenant options for three renewal terms of five years each. The lease also provides that the tenant is responsible for all existing and future environmental conditions at the properties. An affiliate of the tenant currently leases other properties from the Company.

In March 2005, the Company entered into a Commitment Letter with JPMorgan for an unsecured three-year senior revolving credit facility ("Credit Facility") in the aggregate amount of $100,000,000 which the Company anticipates will replace the outstanding $25,000,000 uncommitted line of credit. Under the terms of the proposed Credit Facility, the Company will have the options to increase the Credit Facility by $25,000,000 and extend the Credit Facility for one additional year. While the Commitment Letter is non-binding and is subject to JPMorgan's successful syndication of a substantial portion of the Credit Facility, and execution of definitive agreements containing customary terms and conditions, the Company believes that the Credit Facility will be committed and available in the second quarter of 2005.

The Company anticipates that borrowings under the proposed Credit Facility will bear interest at a rate equal to the sum of a base rate or a LIBOR rate plus an applicable margin ranging from 1.25% to 1.75%, which is based on the Company's leverage ratio, as defined by the Credit Facility. The annual commitment fee on the unused proposed Credit Facility Fee will range from 0.10% to 0.20%, which will be based on usage. The Company expects that the Credit Facility will include financial covenants such as leverage and coverage ratios and other customary covenants, including limitations on the Company's ability to incur debt and pay dividends, maintenance of tangible net worth and events of default, including a change of control and maintenance of REIT status. The Company does not believe that these covenants will limit its current business practices.

In addition, JPMorgan has agreed to increase the funds available under the existing $25,000,000 uncommitted line of credit, which expires on June 30, 2005, if required to enable the Company to complete the acquisition discussed above prior to funds becoming available under the proposed Credit Facility.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Getty Realty Corp.:

We have completed an integrated audit of Getty Realty Corp.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below:

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Getty Realty Corp. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
March 11, 2005

Management's Report on Internal Control Over Financial Reporting, Capital Stock and Certifications

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

PricewaterhouseCoopers LLP, our independent registered public accounting firm which audited the financial statements included in this Annual Report, has issued an attestation report on management's assessment of our internal control over financial reporting which is included herein.

Capital Stock

Our common stock is traded on the New York Stock Exchange (symbol: "GTY"). At March 11, 2005, there were approximately 1,500 holders of record and 11,000 beneficial holders of our common stock. The price range of our common stock and cash dividends declared with respect to each share of common stock during the years ended December 31, 2004 and 2003 was as follows:

	Price Range		Cash Dividends
Period Ending	High	Low	Per Share
December 31, 2004	**$30.10**	**$26.04**	**$.4250**
September 30, 2004	**26.22**	**22.75**	**.4250**
June 30, 2004	**25.52**	**21.35**	**.4250**
March 31, 2004	**27.47**	**25.27**	**.4250**
December 31, 2003	$27.35	$23.95	$.4250
September 30, 2003	25.25	22.41	.4250
June 30, 2003	23.42	18.78	.4125
March 31, 2003	19.49	17.90	.4125

Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Events" for a discussion of potential limitations on our ability to pay future dividends.

Certifications

Compliance with NYSE Corporate Governance Listing Standards

On June 18, 2004, in accordance with Section 303A.12 of the Listed Company Manual of the New York Stock Exchange, our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by our Company of NYSE corporate governance listing standards as of that date.

Rule 13a-14(a) Certifications of Chief Executive Officer and Chief Financial Officer

On March 16, 2005, our Chief Executive Officer and Chief Financial Officer each filed the certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Board of Directors

Milton Cooper
Chairman of the Board of Kimco Realty Corporation

Philip E. Coviello
Retired Partner of Latham & Watkins LLP

Leo Liebowitz
Chairman and Chief Executive Officer of
Getty Realty Corp.

Howard Safenowitz
President, Safenowitz Family Corp.

Warren G. Wintrub
Retired Partner, former Member of
the Executive Committee and former Chairman of
the Retirement Committee of Coopers & Lybrand

Executive Officers

Leo Liebowitz
Chairman and Chief Executive Officer

Andrew M. Smith
President and Secretary

Kevin C. Shea
Executive Vice President

Thomas J. Stirnweis
Vice President, Treasurer and Chief Financial Officer

Corporate Headquarters

Getty Realty Corp.
125 Jericho Turnpike
Suite 103
Jericho, New York 11753
(516) 478-5400
www.gettyrealty.com

About Our Stock

Our Common Stock is listed on the New York Stock Exchange under the symbol GTY.

About Our Shareholders

As of December 31, 2004, we had 24,694,071 outstanding shares of Common Stock owned by approximately 12,500 shareholders.

Annual Meeting

All shareholders are cordially invited to attend our annual meeting on May 19, 2005 at 3:30 p.m. at 270 Park Avenue, 11th Floor, New York, New York. Holders of common stock of record at the close of business on March 28, 2005, are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy were mailed to our shareholders with this report.

Form 10-K and Investor Relations Information

Our Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge by writing to:

Investor Relations
Getty Realty Corp.
125 Jericho Turnpike
Suite 103
Jericho, New York 11753

Our website address is www.gettyrealty.com. Our website contains a hyperlink to the SEC's EDGAR database where you can access, without charge, the reports we file with the SEC as soon as reasonably practicable after such reports are filed.

In addition, shareholders are informed about Company news through the issuance of press releases and quarterly reports. Shareholders inquiries, comments or suggestions concerning Getty Realty Corp. are welcome. Investors, brokers, securities analysts and others desiring financial information should contact Investor Relations at (516) 478-5400.

Transfer Agent and Dividend Reinvestment Plan Information

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com

designed by curran & connors, inc. / www.curran-connors.com

[illegible] REALTY CORP.

NYSE

NEW YORK STOCK EXCHANGE

[illegible] Jericho Turnpike, Suite 103, Jericho, NY 11753 • (516) 478-5400